Supplement Dated June 8, 2026
To The Notice Documents Dated April 27, 2026 For

PERSPECTIVE ADVISORS IISM, PERSPECTIVE II®, PERSPECTIVE ADVISORY®, and PERSPECTIVE REWARDS FLEXIBLE PREMIUM VARIABLE AND FIXED DEFERRED ANNUITIES, and ELITE ACCESS ADVISORY®
FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY, and PERSPECTIVE FOCUS® and
PERSPECTIVE FIXED AND VARIABLE ANNUITIES

Issued by
Jackson National Life Insurance Company of New York® through
JNLNY Separate Account I

PERSPECTIVE ADVISORS FIXED AND VARIABLE ANNUITY®
Issued by
Jackson National Life Insurance Company of New York® through
JNLNY Separate Account II

This supplement updates the above-referenced notice documents. Please read and keep it together with your notice document for future reference. To obtain an additional copy of a notice document, please contact us at our Jackson of NY Customer Care Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-599-5651; www.jackson.com.

The following changes have been made to “Appendix A: (Investment Options Available Under the Contract)” of your notice document, in order to reflect sub-adviser changes:

➢    Effective April 27, 2026:

•For the JNL/T. Rowe Price Mid-Cap Growth Fund, T. Rowe Price Investment Management, Inc. has been removed as a sub-sub-adviser in the column titled "Fund and Manager (and Sub-Adviser, if applicable)".

➢    Effective June 8, 2026:

•For the JNL Multi-Manager Floating Rate Income Fund, Artisan Partners Limited Partnership and Neuberger Berman Investment Advisers LLC have been added as sub-advisers in the column titled "Fund and Manager (and Sub-Adviser, if applicable)".

•For the JNL Multi-Manager Emerging Markets Equity Fund, Kayne Anderson Rudnick Investment Management, LLC has been removed as a sub-adviser and replaced with Lazard Asset Management LLC in the column titled "Fund and Manager (and Sub-Adviser, if applicable)".

•For the JNL Multi-Manager Mid Cap Fund the following changes have been made:

◦Kayne Anderson Rudnick Investment Management, LLC has been removed as a sub-adviser and replaced with FIAM LLC in the column titled "Fund and Manager (and Sub-Adviser, if applicable)".

◦Champlain Investment Partners, LLC has been removed as a sub-adviser and replaced with Invesco Advisers, Inc. in the column titled "Fund and Manager (and Sub-Adviser, if applicable)".

•For the JNL Multi-Manager Small Cap Value Fund the following changes have been made:

◦WCM Investment Management LLC has been removed and replaced with FIAM LLC as a sub-adviser in the column titled "Fund and Manager (and Sub-Adviser, if applicable)".

◦Cooke & Bieler, L.P. has been removed and replaced with Pacific Investment Management Company LLC (“PIMCO”) with Research Affiliates, LLC (“RAE”) as a sub-sub-adviser in the column titled "Fund and Manager (and Sub-Adviser, if applicable)".
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(To be used with JMV7698NYGWND 04/26, NV5869GWND 04/26, JMV17955NYGWND 04/26, NV5526GWND 04/26, NV4224WFGWND 04/26, JMV17183NYGWND 04/26, NV3174GWND 04/26, NV3174CEGWND 04/26, NMV2731GWND 04/26, and NV3784GWND 04/26)

VPS00151 06/26